  Exhibit 99.1

TRILOGY INTERNATIONAL PARTNERS INC. REPORTS FIRST QUARTER 2020 RESULTS

●
Solid first quarter results, with focus now on proactive measures to mitigate the potential impact of COVID-19 through capital project prioritization, deferring non-essential operational spending, streamlining operations, and cancellation of the dividend for 2020.
●
Strong subscriber net addition growth across all customer groups in New Zealand; postpaid and broadband customer bases grew 11% and 32%, respectively, versus the first quarter of last year.
●
Combined postpaid, prepaid, and wireline service revenues in New Zealand increased 10% over the first quarter of last year on an organic basis, which excludes the adverse impact of foreign currency exchange of $5.6 million, or 7%, for the quarter, and new revenue standard adoption, which had an insignificant impact. These New Zealand subscriber revenues, as reported, increased 3% over the first quarter of last year.
●
New Zealand Adjusted EBITDA for the first quarter increased $4.1 million, or 19%, over the first quarter of last year on an organic basis, which excludes the $3.2 million combined impact of the new revenue standard year over year headwind of 9% and foreign currency exchange headwinds of 7%. New Zealand Adjusted EBITDA, as reported, increased $0.8 million, or 3%, over the first quarter of last year.
●
Proactively managing operating cash flow in Bolivia; service revenues decreased by 19% compared to the first quarter of last year as continued competitive activity weighed on data pricing and subscriber losses which resulted in revenue declines.

BELLEVUE, Washington (May 11, 2020) – Trilogy International Partners Inc. (“TIP Inc.” or the “Company”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, today announced its unaudited financial and operating results for the first quarter of 2020.

“Although the impact of COVID-19 was not significant through March, we are very focused on mitigating the potential negative financial and operational impacts of the virus,” said Brad Horwitz, President and CEO. “Our major priorities remain the safety of our staff and the communities we serve, protecting free cash flow, while positioning our businesses for a new operating environment for the foreseeable future. Our local teams are doing a great job, proactively adapting to a new way of working while continuing to serve our customers.”

 “We had a solid start to 2020 in New Zealand. Our net additions grew across our entire product portfolio, increasing by almost 50% in aggregate versus Q1 2019, and service revenues and Adjusted EBITDA were on track, showing solid year-over-year growth. In Bolivia, although results continued to decline, subscriber additions and service revenue trends showed sequential improvement through February.”

“In mid-March, however, COVID-19 societal restrictions came into effect in both countries, closing our retail and indirect distribution channels and halting local economies. While usage on our mobile and fixed networks significantly increased, in the last few weeks of the quarter we began to see a negative impact, particularly in Bolivia.”

“We continue to assess all aspects of our businesses and have implemented a number of proactive measures to navigate this period of unprecedented uncertainty. These initiatives include pausing all discretionary operational spending and non-critical capital expenditures, and, similarly, TIP Inc.’s board has determined not to pay a dividend in 2020. While the current situation remains fluid, we are confident that measures being enacted today will ensure we are well positioned once we emerge from this period of disruption.”

Consolidated Financial Highlights

	Three Months Ended March 31,
	(unaudited)
(US dollars in millions unless otherwise noted)	2020	2019	% Chg

Total revenues	152.8	187.7	(19%)

Service revenues	127.8	135.1	(5%)

Net loss	(17.3)	(2.9)	(495%)
Net loss margin(1)	(13.5%)	(2.2%)	n/m

Adjusted EBITDA(2)	27.4	37.0	(26%)
Adjusted EBITDA margin(2) (3)	21.4%	27.4%	n/m
n/m - not meaningful
Notes:
(1)Net loss margin is calculated as Net loss divided by Service revenues.
(2)These are non-U.S. GAAP measures and do not have standardized meanings under generally accepted accounting principles in the United States ("U.S. GAAP"). Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(3)Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.

Conference Call Information

Call Date: Tuesday, May 12, 2020
Call Time: 10:30 a.m. (PT)

North American Toll Free: 1-844-369-8770
International Toll: +1-862-298-0840

No access code is required; please ask the operator to be joined into the Trilogy International Partners (TRL) call.

Online info (audio only): https://www.webcaster4.com/Webcast/Page/2180/34038

Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 12:30 p.m. (PT) the day of the live call. Replay dial-in access is as follows:

North American Toll Free: 1-877-481-4010
International Toll: +1-919-882-2331
Replay Access Code: 34038

About Trilogy International Partners Inc.

TIP Inc. is the parent of Trilogy International Partners LLC (“Trilogy LLC”), an international wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders who have successfully bought, built, launched and operated communications businesses in 15 international markets and the United States.

Trilogy LLC, together with its consolidated subsidiaries in New Zealand (Two Degrees Mobile Limited, referred to below as “2degrees”) and Bolivia (Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A., referred to below as “NuevaTel”), is a provider of wireless voice and data communications services including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy LLC also provides fixed broadband communications services to residential and enterprise customers in New Zealand.

Unless otherwise stated, the financial information provided herein is for TIP Inc. as of March 31, 2020.

TIP Inc.’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. TIP Inc.’s common shares (the “Common Shares”) trade on the Toronto Stock Exchange under the ticker TRL and its warrants trade on such exchange under the ticker TRL.WT.

For more information, visit www.trilogy-international.com.

Business segments

TIP Inc.’s reportable segments are New Zealand and Bolivia. Segment information is regularly reported to our Chief Executive Officer (the chief operating decision-maker). Segments and the nature of their businesses are as follows:

Segment	Principal activities
Bolivia	Wireless telecommunications operations for Bolivian consumers and businesses.
New Zealand
Wireless telecommunications operations for New Zealand consumers and businesses; broadband network connectivity through fiber network assets to support a range of voice, data and networking for New Zealand consumers, businesses and governments.

About this press release

This press release contains information about our business and performance for the three months ended March 31, 2020, as well as forward-looking information and assumptions. See “About Forward-Looking Information” for more information. This discussion should be read together with supplementary information filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The financial information included in this press release was prepared in accordance with U.S. GAAP. In our discussion, we also use certain non-U.S. GAAP financial measures to evaluate our performance. See “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” for more information.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and has since modified the standard with several ASUs (collectively, the “new revenue standard”). We adopted the new revenue standard on January 1, 2019, using the modified retrospective method. This method requires the cumulative effect of initially applying the standard to be recognized at the date of adoption. Financial information prior to our adoption date has not been adjusted. For further information see “Note 12 – Revenue from Contracts with Customers” to the Condensed Consolidated Financial Statements and related notes for the period ended March 31, 2020 (“Condensed Consolidated Financial Statements”) filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)”, and has since modified the standard with several updates (collectively, the “new lease standard”). We adopted this new lease standard on January 1, 2020, using the modified retrospective method. This method results in recognizing and measuring leases at the adoption date with a cumulative-effect adjustment to opening retained earnings/accumulated deficit. Financial information prior to our adoption date has not been adjusted. The adoption of the new lease standard resulted in the recognition of an operating lease right of use asset and an operating lease liability as of the adoption date. The adoption of the new lease standard did not have a material impact on the Condensed Consolidated Statements of Operations and Comprehensive Loss or the Condensed Consolidated Statement of Cash Flows. For further information see “Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies” and “Note 14 – Leases” to the Condensed Consolidated Financial Statements.

All dollar amounts are in United States dollars (“USD”) unless otherwise stated. In New Zealand, the Company generates revenues and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the NZD relative to the USD can increase or decrease the Company’s overall revenue and profitability as stated in USD, which is the Company’s reporting currency. The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD.

	March 31, 2020	December 31, 2019	% Change
End of period NZD to USD exchange rate	0.60	0.67	(11%)

	March 31, 2020	March 31, 2019	% Change
Average NZD to USD exchange rate	0.63	0.68	(7%)

Amounts for subtotals, totals and percentage changes included in tables in this press release may not sum or calculate using the numbers as they appear in the tables due to rounding. Differences between amounts set forth in the following tables and corresponding amounts in TIP Inc.’s Condensed Consolidated Financial Statements and related notes for the period ended March 31, 2020 are a result of rounding. Information is current as of May 11, 2020, and was approved by TIP Inc.’s Board of Directors. This press release includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

Additional information relating to TIP Inc., including our financial statements, Management’s Discussion and Analysis for the year ended December 31, 2019, Annual Report on Form 20-F for the year ended December 31, 2019, and other filings with Canadian securities commissions and the U.S. Securities and Exchange Commission, is available on TIP Inc.’s website (www.trilogy-international.com) in the investor relations section and under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Impact of COVID-19 on our Business

In December 2019, a strain of coronavirus which causes COVID-19, surfaced in China, spreading rapidly throughout the world in the following months. In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. Shortly following this declaration and after observing COVID-19 infections in their countries, the governments of New Zealand and Bolivia imposed quarantine policies with isolation requirements and movement restrictions.

In response to these policies, our operations have been executing business continuity plans to protect the safety of our employees and to continue to provide critical infrastructure services and connectivity to our customers. Some of the initiatives we have undertaken include:

●
Transitioning employees for both market operations to a remote work arrangement, including call center operations;
●
Enhancing our safety protocols for all employees, including those who provide essential services in the field;
●
Temporarily closing retail store operations across both market operations to comply with government requirements;
●
Effectively managing significant peaks in mobile and fixed traffic on our networks during the stages of the quarantine;
●
Removing data caps on broadband plans; waiving late fees; and maintaining service to customers who are facing economic hardship until at least June 30th;
●
Supporting our customers in Bolivia by maintaining connectivity during the quarantine period for all customers who have an on-going billing relationship with our company, in compliance with the Bolivian government’s mandate; and
●
Maintaining effective governance and internal controls in a remote work environment.

The societal restrictions mandated by the New Zealand and Bolivian governments began to affect certain operational and financial metrics of our operations in late March, including subscriber additions and service revenues which include roaming revenues. Prepaid and roaming revenues have been most significantly impacted with travel and movement restrictions affecting customer behavior. Although roaming revenues have not been a significant portion of service revenues historically, they are typically high-margin revenues, and these amounts will be substantially reduced while travel restrictions are in place. The Company’s total roaming revenues for the full year of 2019 were $12.0 million including amounts from both our subscribers and non-subscribers. To further illustrate the impact of these restrictions on our businesses and on customer behavior, we are providing estimated percentage changes for select metrics, comparing preliminary and unaudited April 2020 results to the average monthly results for the first quarter of 2020. In New Zealand, our postpaid and prepaid gross additions declined for April 2020 as compared to the monthly average for the first quarter of 2020 by approximately 65% and 63%, respectively; and our service revenues in April 2020 declined approximately 3%, excluding the impact of foreign currency. In Bolivia, our postpaid and prepaid gross additions for April 2020 as compared to the monthly average for the first quarter of 2020 declined by approximately 87% and 78%, respectively; and our service revenues declined approximately 27%. Our financial results may be further impacted by collections of these billings.

The COVID-19 pandemic and related government responses continue to evolve, and the macro-economic consequences of both the pandemic and governmental responses to it may persist after quarantine polices are withdrawn. Thus, these preliminary results for April 2020 are not necessarily indicative of future performance and investors are cautioned not to place undue reliance on the foregoing information. Although we cannot predict when societal restrictions will be removed, we have and will continue to adapt our operations to ensure we are providing a safe work environment for all of our employees, and continue to maintain our vital infrastructure services and connectivity for all of our customers.

Consolidated Financial Results

	Three Months Ended March 31,
	(unaudited)
(US dollars in millions unless otherwise noted)	2020	2019	% Chg

Revenues
New Zealand	108.5	132.7	(18%)
Bolivia	44.1	55.0	(20%)
Unallocated Corporate & Eliminations	0.3	0.1	169%
Total revenues	152.8	187.7	(19%)

Total service revenues	127.8	135.1	(5%)

Net loss	(17.3)	(2.9)	(495%)
Net loss margin(1)	(13.5%)	(2.2%)	n/m

Adjusted EBITDA
New Zealand	26.2	25.3	3%
Bolivia	5.0	14.2	(65%)
Unallocated Corporate & Eliminations	(3.8)	(2.5)	(52%)
Adjusted EBITDA(2)	27.4	37.0	(26%)
Adjusted EBITDA margin(2)(3)	21.4%	27.4%	n/m

Cash provided by operating activities	(13.1)	3.3	(501%)

Capital expenditures(4)	16.1	19.3	(17%)
Capital intensity	13%	14%	n/m
n/m - not meaningful
Notes:
(1)Net loss margin is calculated as Net loss divided by Service revenues.
(2)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(3)Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(4)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.

Results of Our Business Segments

New Zealand

Financial Results

	Three Months Ended March 31,
	(unaudited)
(US dollars in millions unless otherwise noted)	2020	2019	% Chg

Revenues
Wireless service revenues	64.9	64.7	0%
Wireline service revenues	18.8	16.6	13%
Non-subscriber ILD and other revenues	1.7	1.6	2%
Service revenues	85.3	82.9	3%
Equipment sales	23.1	49.8	(54%)
Total revenues	108.5	132.7	(18%)
Adjusted EBITDA	26.2	25.3	3%
Adjusted EBITDA margin(1)	30.7%	30.6%	n/m

Capital expenditures(2)	13.6	15.0	(9%)
Capital intensity	16%	18%	n/m

Subscriber Results

	Three Months Ended March 31,
	(unaudited)
(Thousands unless otherwise noted)	2020	2019	% Chg

Postpaid
Gross additions	22.7	20.3	12%
Net additions	7.6	7.4	3%
Total postpaid subscribers	486.1	437.5	11%
Prepaid
Net additions	21.4	11.5	86%
Total prepaid subscribers	1,001.6	977.0	3%
Total wireless subscribers	1,487.7	1,414.5	5%

Wireline
Gross additions	13.0	9.7	34%
Net additions	6.9	5.3	29%
Total wireline subscribers	114.8	87.1	32%
Total subscribers	1,602.5	1,501.6	7%

Monthly blended wireless ARPU ($, not rounded)	14.68	15.35	(4%)
Monthly postpaid wireless ARPU ($, not rounded)	29.31	31.88	(8%)
Monthly prepaid wireless ARPU ($, not rounded)	7.38	7.75	(5%)
Monthly residential wireline ARPU ($, not rounded)	44.46	48.34	(8%)
Blended wireless churn	2.2%	2.6%	n/m
Postpaid churn	1.2%	1.3%	n/m
n/m - not meaningful
Notes:
(1)Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(2)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.

Revenues

New Zealand total revenues declined by $24.2 million, or 18%, for the three months ended March 31, 2020, compared to the same period in 2019, primarily due to a decrease of $26.6 million, or 54%, in equipment sales. This decrease in equipment sales was primarily the result of the discontinuation in Q3 2019 of an exclusivity arrangement with a New Zealand retail distributor and reseller of 2degrees’ wireless devices and accessories. Additionally, total revenues for the quarter were impacted by a 7% decline in foreign currency exchange.

Service revenues increased by $2.4 million, or 3%, for the three months ended March 31, 2020, compared to the same period in 2019. Excluding the impact of foreign currency exchange, service revenues increased by $8.1 million, or 11%, compared to the same period in 2019. The increase in service revenues was primarily due to the following:
●
Postpaid service revenues increased by $0.9 million, or 2%, over the first quarter of 2019. Excluding the impact of foreign currency exchange, postpaid service revenues increased by $3.8 million, or 10%, over the same period in 2019, primarily driven by an 11% increase in the subscriber base;
●
Prepaid service revenues declined by $0.6 million, or 3%. Excluding the impact of foreign currency exchange, prepaid service revenues increased by $0.9 million, or 4%, compared to the same period in 2019, driven by both an increase in the subscriber base and an increase in ARPU associated with uptake of higher value plans; and
●
Wireline service revenues increased by $2.2 million, or 13%. Excluding the impact of foreign currency exchange, wireline service revenues increased $3.3 million, or 21%. This increase was driven primarily by a 32% year-over-year growth in the wireline customer base.

Adjusted EBITDA

New Zealand Adjusted EBITDA increased by $0.8 million, or 3%, for the three months ended March 31, 2020, compared to the first quarter of 2019. On an organic basis New Zealand Adjusted EBITDA increased by $4.1 million, or 19%, for the three months ended March 31, 2020, compared to the same period in 2019. This organic increase in the quarter excludes the $3.2 million combined impact of the new revenue standard year over year headwind of 9% and foreign currency exchange headwinds of 7%. The 3% reported increase in New Zealand Adjusted EBITDA was the result of the aforementioned changes in revenues and the following changes in operating costs:
●
Cost of service increased by $2.3 million, or 8%, primarily due to a $1.8 million increase in transmission expense associated with the growth in broadband subscribers. There was also an increase in interconnection and national roaming costs associated with a higher volume of network traffic;
●
Sales and marketing increased by $1.7 million, or 15%, primarily due to a $1.3 million increase in advertising and sponsorships costs incurred early in the quarter. Additionally, there was a $0.6 million increase in commissions expense primarily associated with higher amortization expense of certain contract acquisition costs capitalized beginning upon the adoption of the new revenue standard on January 1, 2019;
●
General and administrative declined by $3.4 million, or 19%, primarily as a result of a $1.8 million one-time benefit in the quarter associated with 2degrees’ improvements in collections of Equipment Installment Plan (“EIP”) receivables previously sold to the third-party EIP receivables buyer. In addition, there was a decline of $0.6 million in net expenses related to the sale of EIP receivables during the first quarter of 2020 as compared to the same period last year.

Capital Expenditures

Capital expenditures decreased by $1.4 million, or 9%, for the three months ended March 31, 2020, compared to the same period in 2019. Excluding the impact of foreign currency exchange, capital expenditures decreased $0.3 million, or 2%, compared to the same period in 2019.

Bolivia

Financial Results

	Three Months Ended March 31,
	(unaudited)
(US dollars in millions unless otherwise noted)	2020	2019	% Chg

Revenues
Wireless service revenues	41.8	51.7	(19%)
Non-subscriber ILD and other revenues	0.5	0.4	16%
Service revenues	42.2	52.1	(19%)
Equipment sales	1.8	2.9	(36%)
Total revenues	44.1	55.0	(20%)

Adjusted EBITDA	5.0	14.2	(65%)
Adjusted EBITDA margin(1)	11.8%	27.2%	n/m

Capital expenditures(2)	2.4	4.3	(44%)
Capital intensity	6%	8%	n/m

Subscriber Results

	Three Months Ended March 31,
	(unaudited)
(Thousands unless otherwise noted)	2020	2019	% Chg

Postpaid
Gross additions	13.5	15.7	(14%)
Net losses	(10.6)	(4.0)	(167%)
Total postpaid subscribers	309.0	332.8	(7%)
Prepaid
Net losses	(43.7)	(13.6)	(222%)
Total prepaid subscribers	1,423.4	1,620.5	(12%)
Total wireless subscribers(3)	1,796.1	2,010.7	(11%)

Monthly blended wireless ARPU ($, not rounded)	7.63	8.53	(11%)
Monthly postpaid wireless ARPU ($, not rounded)	20.65	20.07	3%
Monthly prepaid wireless ARPU ($, not rounded)	4.51	5.81	(22%)
Blended wireless churn	7.1%	6.4%	n/m
Postpaid churn	3.2%	2.0%	n/m
n/m - not meaningful
Notes:
(1)Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(2)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.
(3)Includes public telephony, fixed LTE and other wireless subscribers.

Revenues

Bolivia total revenues declined by $10.9 million, or 20%, for the three months ended March 31, 2020, compared to the same period in 2019, due to a decrease in service revenues of $9.8 million, or 19%. This decline was primarily due to an $8.8 million, or 31%, decrease in prepaid revenues, primarily due to continued competitive pressures on data pricing and its related impact on data revenues as well as declines in voice revenues, both of which negatively affected ARPU during the quarter. Additionally, the prepaid subscriber base declined over the past year due to continued competitive promotional offers that impacted customer retention. Postpaid revenues declined $0.7 million, or 3%, year over year, which was the result of a decrease in the subscriber base which was partially offset by a 3% increase in ARPU.

Adjusted EBITDA

Bolivia Adjusted EBITDA declined by $9.2 million, or 65%, for the three months ended March 31, 2020, compared to the same period in 2019, primarily due to the $9.8 million decrease in service revenues. Operating expenses (excluding loss (gain) on disposal of assets and sale-leaseback transaction) decreased $6.5 million, primarily due to the following:
●
Cost of service declined by $0.9 million, or 4%, primarily due to a decrease in interconnection costs as a result of lower voice traffic terminating outside of our network as well as other individually insignificant items. These decreases were largely offset by an increase in net site costs of $1.4 million as a result of the tower sale-leaseback transaction, which had its initial closing during the first quarter of 2019;
●
Sales and marketing increased by $0.3 million, or 4%, primarily due to a $1.7 million increase in commission expense resulting from the higher amortization expense of certain contract acquisition costs which were capitalized in the prior year upon the adoption of the new revenue standard, partially offset by decreases in other individually insignificant costs;
●
General and administrative expenses declined by $4.5 million, or 35%, primarily due to $4.3 million in costs associated with the tower sale-leaseback transaction during the first quarter of 2019. However, these tower sale-leaseback transaction costs were added back to Bolivia Adjusted EBITDA in the first quarter of 2019. Therefore, general and administrative expenses, excluding the impact of the tower sale-leaseback transaction costs, declined by $0.2 million; and
●
Cost of equipment sales declined by $0.6 million, or 20%, mainly due to a decline in the number of handsets sold.

Capital Expenditures

Capital expenditures decreased by $1.9 million, or 44%, for the three months ended March 31, 2020, compared to the same period in 2019, mainly due to timing of spending and delays in projects impacted by the COVID-19 pandemic.

Review of Consolidated Performance

	Three Months Ended March 31,
	(unaudited)
(US dollars in millions)	2020	2019	% Chg

Consolidated Adjusted EBITDA (1)	27.4	37.0	(26%)
Consolidated Adjusted EBITDA margin(1)(2)	21.4%	27.4%	n/m

(Deduct) add:
Finance costs(3)	(11.4)	(11.8)	3%
Change in fair value of warrant liability	(0.1)	(0.4)	88%
Depreciation, amortization and accretion	(26.0)	(26.7)	3%
Income tax expense	(3.1)	(1.7)	(83%)
Other(4)	(4.1)	0.6	(742%)
Net loss	(17.3)	(2.9)	(495%)
n/m - not meaningful
Notes:
(1)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(2)Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(3)Finance costs includes Interest expense. For a description of these costs, see "Finance costs" below.
(4)Other includes the following: Equity-based compensation, Loss (gain) on disposal of assets and sale-leaseback transaction, Transaction and other nonrecurring costs and Other, net.

Earnings per share

	Three Months Ended March 31,
	(unaudited)
(US dollars in millions except per share data)	2020	2019

Net loss attributable to Trilogy International
Partners Inc.	(11.1)	(4.0)

Weighted Average Common Shares Outstanding:
Basic	57,385,527	56,356,762
Diluted	57,385,527	56,356,762

Net loss Per Share:
Basic	(0.19)	(0.07)
Diluted	(0.19)	(0.07)

Finance costs

	Three Months Ended March 31,
	(unaudited)
(US dollars in millions)	2020	2019	% Chg

Interest on borrowings, net of capitalized interest
New Zealand	2.6	3.2	(18%)
Bolivia	0.5	0.3	62%
Corporate	8.3	8.3	1%
Total Interest on borrowings	11.4	11.8	(3%)
Total finance costs	11.4	11.8	(3%)

Depreciation, amortization and accretion

	Three Months Ended March 31,
	(unaudited)
(US dollars in millions)	2020	2019	% Chg

New Zealand	15.4	15.3	1%
Bolivia	10.4	11.3	(7%)
Corporate	0.1	0.2	(23%)
Total depreciation, amortization and accretion	26.0	26.7	(3%)

Income tax expense

Income tax expense increased by $1.4 million for the three months ended March 31, 2020, compared to the same period in 2019, primarily due to the recognition of New Zealand’s income tax expense which is no longer offset by changes in a valuation allowance applied against related deferred tax assets as in the prior year.

Other

Other expense increased $4.8 million for the three months ended March 31, 2020, compared to the same period in 2019, primarily due to the gain recognized on the NuevaTel tower sale-leaseback transaction during the first quarter of 2019, partially offset by costs incurred in 2019 related to the aforementioned transaction.

Managing our Liquidity and Financial Resources

As of March 31, 2020, the Company had approximately $46.7 million in cash and cash equivalents, of which $8.6 million was held by 2degrees, $21.8 million was held by NuevaTel and $16.3 million was held at headquarters and others. Cash and cash equivalents declined $30.0 million since December 31, 2019, primarily due to purchases of property and equipment of $16.1 million in the first quarter of 2020, along with cash used in operating activities, including payment of annual license and spectrum fees and prepayments under certain capacity service arrangements.

In February 2020, 2degrees entered into a new loan (the “New Zealand 2023 Senior Facilities Agreement”) with aggregate commitments of $285 million NZD ($170.2 million based on the exchange rate at March 31, 2020). Separate facilities are provided under this agreement to (i) repay the then outstanding balance of the prior $250 million NZD senior facilities agreement and pay fees and expenses associated with the refinancing ($235 million NZD), (ii) provide funds for further investments in 2degrees’ business ($30 million NZD), and (iii) fund 2degrees’ working capital requirements ($20 million NZD). The New Zealand 2023 Senior Facilities Agreement has a three-year term and financial covenants that are materially consistent with the prior $250 million NZD senior facilities agreement. Distributions from 2degrees to its shareholders, including Trilogy LLC, will continue to be subject to free cash flow tests calculated at half year and full year intervals. The New Zealand 2023 Senior Facilities Agreement also provides for an uncommitted $35 million NZD accordion facility which, after commitments are obtained, can be utilized in the future to fund capital expenditures. See “Note 7 – Debt” to the Condensed Consolidated Financial Statements for further information. As of March 31, 2020, $235 million NZD was drawn on the new facility ($140.3 million based on the exchange rate at March 31, 2020). As of March 31, 2020, the Company had $20 million NZD (or $11.9 million based on the exchange rate at that date) of available capacity under the working capital facility. Subsequent to March 31, 2020, $15.0 million NZD ($9.0 million based on the exchange rate at March 31, 2020) was drawn on the facility for further investments in 2degrees’ business, with an additional $15 million NZD remaining undrawn and available.

The Company and its operating subsidiaries, 2degrees and NuevaTel, are actively monitoring the impact of the COVID-19 pandemic on the economies of New Zealand and Bolivia. The self-isolation and movement restrictions implemented in these countries are affecting customer behaviors. However, due to the uncertainty surrounding the magnitude, duration and potential outcomes of the COVID-19 pandemic, we are unable to predict its impact on our operations, financial condition and results, and liquidity, but the impact may be material. See further discussion under “Impact of COVID-19 on our Business” above along with “Note 17 – Subsequent Events” to the Condensed Consolidated Financial Statements.

Operating, investing and financing activities

	Three Months Ended March 31,
	(unaudited)
(US dollars in millions)	2020	2019	% Chg

Net cash (used in) provided by:
Operating activities	(13.1)	3.3	(501%)
Investing activities	(17.7)	31.0	(157%)
Financing activities	2.5	21.6	(89%)
Net (decrease) increase in cash and cash equivalents	(28.4)	55.9	(151%)

Operating activities

Cash flow used in operating activities increased by $16.4 million for the three months ended March 31, 2020 compared to the same period in 2019. This change was mainly due to changes in working capital accounts including changes to EIP receivables driven by a decline of $5.3 million in the sales of EIP receivables and an increase in tax payments in the first quarter of 2020 compared to the same period in 2019.

Investing activities

Cash flow used in investing activities increased by $48.7 million for the three months ended March 31, 2020 compared to the same period in 2019, primarily due to $49.9 million in cash proceeds received in the first quarter of 2019 from the initial closing of the NuevaTel tower sale-leaseback transaction. For additional information, see “Note 2 – Property and Equipment” to the Company’s Condensed Consolidated Financial Statements.

Financing activities

Cash flow provided by financing activities declined by $19.2 million for the three months ended March 31, 2020 compared to the same period in 2019. The decline was primarily due to proceeds of $14.5 million from the NuevaTel tower sale-leaseback transaction financing obligation during the three months ended March 31, 2019, a $9.8 million increase in payments of debt, net of proceeds, and $5.1 million of dividends paid to noncontrolling interest during the three months ended March 31, 2020. These cash outflows were partially offset by $10.4 million of proceeds from the EIP receivables financing obligation in the first quarter of 2020. For additional information regarding the tower sale-leaseback transaction financing obligation and the EIP receivables financing obligation, see “Note 7 – Debt” to the Company’s Condensed Consolidated Financial Statements.

Non-GAAP Measures and Other Financial Measures; Basis of Presentation

In managing our business and assessing our financial performance, we supplement the information provided by the financial statements presented in accordance with U.S. GAAP with several customer-focused performance metrics and non-U.S. GAAP financial measures which are utilized by our management to evaluate our performance. Although we believe these measures are widely used in the wireless industry, some may not be defined by us in precisely the same way as by other companies in the wireless industry, so there may not be reliable ways to compare us to other companies. Adjusted EBITDA represents Net loss (the most directly comparable U.S. GAAP measure) excluding amounts for: income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); gain on disposal of assets and sale-leaseback transaction; and all other non-operating income and expenses. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. We believe Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow us to evaluate our performance by removing from our operating results items that do not relate to our core operating performance. Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance under U.S. GAAP and should not be considered in isolation or as a substitute for Net loss, the most directly comparable U.S. GAAP financial measure. Adjusted EBITDA and Adjusted EBITDA Margin are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Reconciliation of Adjusted EBITDA and EBITDA Margin

	Three Months Ended March 31,
	(unaudited)
(US dollars in millions)	2020	2019	% Chg

Net loss	(17.3)	(2.9)	(495%)

Add:
Interest expense	11.4	11.8	(3%)
Depreciation, amortization and accretion	26.0	26.7	(3%)
Income tax expense	3.1	1.7	83%
Change in fair value of warrant liability	0.1	0.4	(88%)
Other, net	2.0	1.2	65%
Equity-based compensation	1.0	0.8	21%
Loss (gain) on disposal of assets and sale-leaseback transaction	0.7	(7.4)	110%
Transaction and other nonrecurring costs(1)	0.5	4.7	(90%)
Consolidated Adjusted EBITDA(2)	27.4	37.0	(26%)
Net loss margin(3)	(13.5%)	(2.2%)	n/m
Consolidated Adjusted EBITDA Margin(2) (4)	21.4%	27.4%	n/m
n/m - not meaningful
Notes:
(1)2020 includes costs related to the implementation of the new lease standard of approximately $0.4 million. 2019 period includes costs related to Bolivia tower sale-leaseback transaction and other nonrecurring costs.
(2)These are non-U.S. GAAP measures and do not have standardized meanings under generally accepted accounting principles in the United States ("U.S. GAAP"). Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(3)Net loss margin is calculated as Net loss divided by Service revenues.
(4)Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.

Other Information

Consolidated financial results – quarterly summary

TIP Inc.’s operating results may vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, foreign currency movements, among other things, in each of TIP Inc.’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net (loss) income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of warrant liability and derivative instruments, impairment or sale of assets and changes in income taxes.

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP.

(US dollars in millions except per share data, unaudited)	2020	2019				2018
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Service revenues	127.8	131.2	134.1	136.1	135.1	139.0	141.0	147.6
Equipment sales	25.0	34.9	26.4	43.5	52.6	68.0	49.4	50.5
Total revenues	152.8	166.1	160.5	179.6	187.7	207.0	190.4	198.1
Operating expenses	(153.6)	(162.5)	(154.2)	(172.9)	(175.6)	(198.9)	(184.2)	(193.1)
Operating (loss) income	(0.8)	3.6	6.3	6.7	12.1	8.0	6.3	5.0
Interest expense	(11.4)	(11.3)	(11.2)	(11.8)	(11.8)	(12.2)	(11.1)	(11.5)
Change in fair value of warrant liability	(0.1)	0.2	0.2	0.1	(0.4)	0.3	0.9	2.8
Debt modification and extinguishment costs	-	-	-	-	-	-	(4.2)	-
Other, net	(2.0)	1.5	0.4	(0.2)	(1.2)	(0.3)	(4.9)	(0.5)
Loss before income taxes	(14.2)	(6.0)	(4.3)	(5.2)	(1.2)	(4.3)	(13.0)	(4.1)
Income tax (expense) benefit	(3.1)	44.4	(0.8)	(1.1)	(1.7)	-	(0.9)	(2.2)
Net (loss) income	(17.3)	38.4	(5.1)	(6.4)	(2.9)	(4.2)	(13.9)	(6.3)
Net loss (income) attributable to noncontrolling interests	6.1	(21.1)	0.3	0.7	(1.1)	0.3	5.5	2.9
Net (loss) income attributable to TIP Inc.	(11.1)	17.3	(4.8)	(5.6)	(4.0)	(3.9)	(8.4)	(3.4)
Net (loss) income attributable to TIP Inc. per share:
Basic	(0.19)	0.30	(0.08)	(0.10)	(0.07)	(0.07)	(0.15)	(0.06)
Diluted	(0.19)	0.30	(0.08)	(0.10)	(0.07)	(0.07)	(0.15)	(0.07)

Supplementary Information

Condensed Consolidated Statements of Operations and Comprehensive Loss

	Three Months Ended March 31,
	(unaudited)
(US dollars in millions)	2020	2019

Revenues
Wireless service revenues	106.6	116.4
Wireline service revenues	18.8	16.6
Equipment sales	25.0	52.6
Non-subscriber international long distance and other revenues	2.4	2.1
Total revenues	152.8	187.7

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	51.2	49.8
Cost of equipment sales	26.2	53.0
Sales and marketing	21.6	19.6
General and administrative	27.9	34.0
Depreciation, amortization and accretion	26.0	26.7
Loss (gain) on disposal of assets and sale-leaseback transaction	0.7	(7.4)
Total operating expenses	153.6	175.6
Operating (loss) income	(0.8)	12.1

Other (expenses) income
Interest expense	(11.4)	(11.8)
Change in fair value of warrant liability	(0.1)	(0.4)
Other, net	(2.0)	(1.2)
Total other expenses, net	(13.4)	(13.3)
Loss before income taxes	(14.2)	(1.2)

Income tax expense	(3.1)	(1.7)
Net loss	(17.3)	(2.9)
Less: Net loss (income) attributable to noncontrolling interests	6.1	(1.1)
Net loss attributable to Trilogy International Partners Inc.	(11.1)	(4.0)

Comprehensive (loss) income
Net loss	(17.3)	(2.9)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(21.2)	1.6
Other comprehensive (loss) income	(21.2)	1.7
Comprehensive loss	(38.4)	(1.2)
Comprehensive loss (income) attributable to noncontrolling interests	16.7	(1.9)
Comprehensive loss attributable to Trilogy International Partners Inc.	(21.8)	(3.1)

Condensed Consolidated Balance Sheets

(US dollars in millions, unaudited)	March 31, 2020	December 31, 2019

ASSETS
Current assets:
Cash and cash equivalents	46.7	76.7
Accounts receivable, net	62.0	60.9
EIP receivables, net	30.1	31.8
Inventory	19.3	19.5
Prepaid expenses and other current assets	38.1	25.6
Total current assets	196.2	214.4

Property and equipment, net	340.7	378.9
Operating lease right-of-use assets, net	151.5	-
License costs and other intangible assets, net	89.2	95.8
Goodwill	8.0	9.0
Long-term EIP receivables	30.5	35.8
Deferred income taxes	49.6	73.2
Other assets	31.2	31.5
Total assets	896.9	838.6

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	31.2	28.5
Construction accounts payable	24.8	28.8
Current portion of debt and financing lease liabilities	29.9	32.4
Customer deposits and unearned revenue	19.5	20.2
Short-term operating lease liabilities	16.1	-
Other current liabilities and accrued expenses	103.4	123.6
Total current liabilities	225.0	233.5

Long-term debt and financing lease liabilities	506.2	528.7
Deferred gain	-	49.1
Deferred income taxes	11.7	9.7
Non-current operating lease liabilities	134.5	-
Other non-current liabilities	24.5	25.3
Total liabilities	901.9	846.4

Commitments and contingencies

Total shareholders’ deficit	(5.1)	(7.8)

Total liabilities and shareholders’ deficit	896.9	838.6

Condensed Consolidated Statements of Cash Flows

	Three Months Ended March 31,
(US dollars in millions, unaudited)	2020	2019

Operating activities:
Net loss	(17.3)	(2.9)
Adjustments to reconcile net loss to net cash provided by
operating activities:
Provision for doubtful accounts	3.1	3.7
Depreciation, amortization and accretion	26.0	26.7
Equity-based compensation	1.0	0.8
Loss (gain) on disposal of assets and sale-leaseback transaction	0.7	(7.4)
Non-cash right-of-use asset lease expense	4.6	-
Non-cash interest expense, net	0.8	0.7
Settlement of cash flow hedges	(0.3)	(0.1)
Change in fair value of warrant liability	0.1	0.4
Non-cash loss from change in fair value on cash flow hedges	2.0	0.7
Unrealized loss on foreign exchange transactions	0.6	0.2
Deferred income taxes	(0.6)	(13.3)
Changes in operating assets and liabilities:
Accounts receivable	(7.5)	(4.6)
EIP receivables	(0.9)	(2.0)
Inventory	(1.7)	15.3
Prepaid expenses and other current assets	(17.0)	(16.0)
Other assets	0.6	(2.6)
Accounts payable	3.2	1.6
Customer deposits and unearned revenue	1.3	1.7
Operating lease liabilities	(4.0)	-
Other current liabilities and accrued expenses	(7.8)	0.3
Net cash (used in) provided by operating activities	(13.1)	3.3

Investing activities:
Proceeds from sale-leaseback transaction	-	49.9
Purchase of property and equipment	(16.1)	(19.3)
Other, net	(1.7)	0.4
Net cash (used in) provided by investing activities	(17.7)	31.0

Financing activities:
Proceeds from debt	211.6	55.8
Payments of debt, including sale-leaseback and EIP receivables financing obligations	(214.2)	(48.6)
Proceeds from EIP receivables financing obligation	10.4	-
Proceeds from sale-leaseback financing obligation	-	14.5
Dividends to noncontrolling interest	(5.1)	-
Debt issuance and modification costs	(1.4)	-
Other, net	1.2	-
Net cash provided by financing activities	2.5	21.6

Net (decrease) increase in cash and cash equivalents	(28.4)	55.9
Cash and cash equivalents, beginning of period	76.7	43.9
Effect of exchange rate changes	(1.7)	0.1
Cash and cash equivalents, end of period	46.7	99.9

About Forward-Looking Information

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward–looking statements may relate to the future outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, new credit facilities, plans and objectives. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “preliminary”, “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; and data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties, are those that relate to TIP Inc.’s and Trilogy LLC’s history of losses; TIP Inc.’s and Trilogy LLC’s status as holding companies; TIP Inc.’s significant level of indebtedness and the refinancing, default and other risks, resulting therefrom, as well as limits, restrictive covenants and restrictions set forth in Trilogy LLC’s and its subsidiaries’ credit agreements, including certain limitations on Trilogy LLC’s and its subsidiaries’ ability to buy and sell assets resulting therefrom; TIP Inc.’s or Trilogy LLC’s ability to incur additional debt despite their indebtedness levels; TIP Inc.’s or Trilogy LLC’s ability to pay interest and to refinance their indebtedness; the risk that TIP Inc.’s or Trilogy LLC’s credit ratings could be downgraded; TIP Inc. having insufficient financial resources to achieve its objectives; risks associated with any potential acquisition, investment or merger; the significant political, social, economic and legal risks of operating in Bolivia, including the impact of the recent presidential election; certain of TIP Inc.’s operations being in a market with substantial tax risks and inadequate protection of shareholder rights; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” in handsets and the effect thereof on availability of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers including Huawei Technologies Company Limited and its subsidiaries and affiliates; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. to protect subscriber information and cybersecurity risks generally; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on limited management resources; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes and public health crises such as the COVID-19 pandemic; risks surrounding climate change and other environmental factors; foreign exchange and interest rate changes; currency controls and withholding taxes; interest rate risk; TIP Inc.’s ability to utilize carried forward tax losses; changes to TIP Inc.’s dividend policy; tax related risks; TIP Inc.’s dependence on Trilogy LLC to pay taxes and other expenses; Trilogy LLC may be required to make distributions to TIP Inc. and the other owners of Trilogy LLC; differing interests among TIP Inc’s. and Trilogy LLC’s other equity owners in certain circumstances; an increase in costs and demands on management resources when TIP Inc. ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012; additional expenses if TIP Inc. loses its foreign private issuer status under U.S. federal securities laws; volatility of the Common Shares price; dilution of the Common Shares; market coverage; TIP Inc.’s or its subsidiaries’ failure to pay dividends, TIP Inc.’s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release. Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release or the date indicated. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations Contacts Ann Saxton 425-458-5900 Ann.Saxton@trilogy-international.com Vice President, Investor Relations & Corporate Development	Erik Mickels 425-458-5900 Erik.Mickels@trilogy-international.com Senior Vice President, Chief Financial Officer
Media Contact Ann Saxton 425-458-5900 Ann.Saxton@trilogy-international.com Vice President, Investor Relations & Corporate Development